SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ______________________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: December 2002

                        Commission File Number: 001-16429

                                     ABB Ltd
                  --------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                  --------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international:+ 011-41-1-317-7111
                                                     -------------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X     Form 40-F
                                    ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                     No   X
                       ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ------------------

This Form 6-K consists of the following:

1. Press Release of ABB Ltd. dated December 18, 2002 announcing the execution of a US $1.5 billion credit facility agreement.

Press Release
For your business and technology editors

                   ABB signs US$ 1.5 billion credit facility

Agreement with banks covers liquidity needs for next two years

Zurich, Switzerland, December 18, 2002 - ABB, the leading power and automation technology group, said today it has signed a US$ 1.5 billion credit facility agreement with a group of 20 banks, covering the company's liquidity needs for 2003 and 2004.

The facility is secured by a package of ABB assets, including the Oil, Gas and Petrochemicals division, which is earmarked for divestment in 2003.

"The agreement provides sufficient liquidity for 2003 and 2004, and allows us to implement our program to lower our cost base, focus on our core businesses, and achieve the best value from our divestments," said Peter Voser, chief financial officer.

The agreement is a one-year revolving credit facility for US$ 1.5 billion with a further one-year term-out feature. The term-out gives ABB the option to retain up to US$ 750 million in borrowings under the facility, repayable in 2004.

The arranging banks and bookrunners are Barclays Capital, Citigroup, Credit Suisse First Boston and HypoVereinsbank.

The new credit facility replaces an existing facility, which expired on December 17, 2002.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in more than 100 countries and employs about 146,000 people.

The company will host a conference call for analysts and investors at 10:00 Central European Time. Teleconference callers should dial +41 91 610 5600 in Europe and +1 412 858 4600 in the U.S. and
Canada. The facility is also available to the media on a "listen only" basis.

The audio playback of the conference call will be available for 72 hours after the call commencing 2 hours after the conference call on +41 91 612 4330 (Europe) and +1 412 858 1440 in the U.S. and Canada. The PIN number is 337#.


For more information please contact:

Media Relations:
ABB Corporate Communications, Zurich           Investor Relations:
Thomas Schmidt                                 Switzerland: Tel. +41 43 317 3804
Tel: +41 43 317 6492                           Sweden: Tel. +46 21 325 719
Fax: +41 43 317 7958                           USA: Tel. + 1 203 750 7743
media.relations@ch.abb.com                     investor.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ABB LTD

Date:  December 18, 2002                     By: /s/  BEAT HESS
                                                ----------------------------
                                                Name:  Beat Hess
                                                Title: Group Senior Officer



                                              By: /s/ HANS ENHORNING
                                                 --------------------------
                                                 Name:  Hans Enhorning
                                                 Title: Group Vice President